ATLATSA STARTS TRADING ON TORONTO STOCK EXCHANGE

February 7 2014, Johannesburg: Atlatsa Resources Corporation (“Atlatsa” or “the Company”) (TSX: ATL; NYSE MKT: ATL; JSE: ATL) is pleased to announce that the Company is now trading on the Toronto Stock Exchange (“TSX”), following its migration from the TSX Venture Exchange. The Company’s shares will remain trading under the symbol "ATL".

Harold Motaung, Chief Executive Officer, says graduation to the Toronto Stock Exchange serves as recognition of the progress made to become the company it is today. The move to the Toronto Stock Exchange comes just a week after the Company completed its Restructuring Plan full details of which can be found in Atlatsa’s news release of March 27, 2013 or www.atlatsaresources.co.za.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward- looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.

For further information on Atlatsa, investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended 31 December 2012 and other disclosure documents that are available on SEDAR at www.sedar.com.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 872 6387

The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.